November 24, 2006

VIA FACSIMILE AND BY EDGAR

Ms. Nili Shah

Accounting Branch Chief

Mail Stop 7010

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0510

Re:	Wise Metals Group LLC Form 10-K Annual Report
for the Year Ended December 31, 2005
Filed March 31, 2006
File No. 3-117622

Dear Ms. Shah:

Enclosed please find our response to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated November 6, 2006 (the “Comment Letter”) with respect to Wise Metals Group LLC (the “Company”) Form 10-K Annual Report (“10-K”) for the year ended December 31, 2005. Your letter was in response to our response letter of September 29, 2006 in response to your letter of September 1, 2006 which was in response to our initial response letter of August 17, 2006 to your original comment letter of July 17, 2006.

Set forth below are our responses to the comments raised in the Comment Letter. For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 6. Selected Consolidated Financial Information, page 19

Comment 1.

We note from your response to prior comment one that you use adjusted EBITDA as a performance measure rather than a liquidity measure. However, we are not persuaded that adjusted EBITDA represents a performance measure, given that (1) the calculation is determined by your debt covenants, (2) you disclose that the measure is used to evaluate your compliance with debt covenants, and (3) investors and noteholders use the measure to evaluate your ability to service debt. Instead, it appears that you include this measure in your disclosure due to the

November 24, 2006

materiality of the Adjusted EBITDA covenant to your credit agreement. Therefore, any indication that Adjusted EBITDA is used as performance measures should be eliminated. In your amended filing, delete the phrase “net earnings as a measure of operating performance” from your sentence in footnote (2) on page 20 “…Adjusted EBITDA…should be considered in addition to, and not as a substitute for, cash flows as a measure of liquidity or net earnings as a measure of operating performance.” Also, delete the reconciliation from Net income (loss) to Adjusted EBITDA.

Alternatively, if you determine to continue disclosing Adjusted EBITDA because you continue to believe it is a performance measure, in addition to being a material covenant in your credit agreement, please revise your disclosures to include the following. In your response, please show us what your revised disclosures would look like:

•	Clarify that you disclose the Adjusted EBITDA measure for two purposes: (1) because you believe it is a performance measure and (2) because it is a material covenant to your credit agreement.

•	With respect to your discussion of Adjusted EBITDA as a performance measure, please include the following:

•	The substantive reasons why you believe that Adjusted EBITDA provides useful information to investors as a performance measure (rather than as a measure to evaluate compliance with debt covenants and ability to service debt).

•	The manner in which you use adjusted EBITDA as a performance measure (rather than as a measure to evaluate compliance with debt covenants and ability to service debt).

•	The economic substance behind your decision to use Adjusted EBITDA as a performance measure.

•	The material limitations associated with use of Adjusted EBITDA as a performance measure as compared to the use of the most directly comparable GAAP financial measure (i.e. net income). Your disclosure should address the fact that Adjusted EBITDA as a performance measure does not include interest expense; however, because you have substantial indebtedness, interest expense is a necessary element of your costs and ability to generate revenue. Similarly, based on your need for ongoing capital expenditures, given the significance of your fixed assets, your disclosure should also address why a measure that excludes LIFO adjustments and unrealized gains / losses on derivatives is a useful measure, given that your accounting policy is to account for inventory on a LIFO basis and that you are exposed to significant volatility in your performance based on changes in the value of the derivatives you have invested in.

•	The manner in which you compensate for these limitations when using Adjusted EBITDA.

See question 8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”

November 24, 2006

Response 1. Based on our review of the Staff’s latest response we are agreeable that Adjusted EBITDA as determined is most appropriately a measure of our liquidity as opposed to a performance measure. We, therefore, concur with the Staff’s position. We will, commencing with our 2006 Annual Report on Form 10K, no longer make reference to Adjusted EBITDA as a measure of operating performance (i.e. at the Staff’s request we will eliminate the phrase “or net earnings as a measure of operating performance” from footnote 2 to our Item 6. Selected Consolidated Financial Information.”) In addition, further to the Staff’s request, we will eliminate the reconciliation of net income to adjusted EBITDA in Item 6. In addition, we will only address Adjusted EBITDA in our liquidity and financing discussions as it relates to a material covenant of our debt agreement. Since our only public filing with the inclusion of and description of Adjusted EBITDA as a “measure of operating performance” is our 2005 Annual Report on Form 10K (i.e. we have not disclosed or otherwise made reference to adjusted EBITDA in our Quarterly Reports on Form 10Q for 2006 other than as a measure of our liquidity and compliance with our debt covenants) and such disclosure is essentially limited to our Item 6 Selected Consolidated Financial Information footnote 2, we are respectfully requesting to make this change prospectively.

Comment 2.	We note your response to prior comments two and three. As previously requested:

•	Please disclose the amount of the minimum Adjusted EBITDA levels you are required to meet.

•	Please disclose the remaining amount available at the balance sheet date. In other words, please disclose the amount you call “Availability” in your proposed disclosures presented in your response to prior comment two.

Response 2. Based on our review of the Staff’s latest response we have determined that our review of Adjusted EBITDA as determined will require fuller disclosure as discussed above. We concur with the Staff’s position. We will, commencing with our 2006 Annual Report on Form 10K, disclose the additional information as follows:

“The revolving credit facility (as well as the senior secured notes through cross-default provisions) is subject to customary compliance with financial covenants which include either attaining a minimum level of earnings before interest, taxes, and depreciation and amortization (EBITDA) adjusted for the effects of LIFO and SFAS No. 133 (Adjusted EBITDA) or achieving a specified adjusted excess availability calculation. As of December 31, 2006 the Company’s availability under the credit facility was $XX. The minimum Adjusted EBITDA level required under the agreement was $XX. As of December 31, 2006 the Company was in compliance with the covenant.”

November 24, 2006

Comment 3.	We note from your response to prior comment five that you continue to believe that you have only one operating segment. It appears that you based this conclusion on the fact that your chief operating decision maker (CODM), whom you have identified as your chief executive officer (CEO), does not review discrete financial information for each division, although it is available. Please clarify the following:

•	You state that other financial information is available and may be reviewed from time to time. Please tell us who receives this “other” financial information along with how often this information is provided. Please also provide us with these reports as of December 31, 2005 and June 30, 2006.

•	You state that discrete information for each business is used by management within each business to determine plans of operations, to improve performance and to measure performance against any established goals within the business. Please identify who is involved in establishing budgets and goals, measuring performance against these goals and determining ways to improve performance. Please clarify whether your CEO or Chief Strategic Officer is involved in these processes. Please also tell us whom the management within each business is accountable to and the manner in which this management communicates its performance.

•	We note that a capital management team reviews all requests for capital not exceeding $100,000. Please tell us the participants on this capital management team and identify the management title and division for each participant. Additionally, please tell us the process by which your CEO makes capital decisions above the $100,000 threshold. Specifically, please tell us what reports he reviews to allocate resources, the nature of the input from the key managers, and who the key managers are that provide input to him.

•	We note from organizational charts that you have a chief strategic officer. Please tell us the nature of all discrete financial information he receives for each division. Please tell us why he receives these reports and how he utilizes these reports. Please also tell us the function of your chief strategic officer, including the extent to which he participates in developing division budgets and goals, evaluating performance, and allocating resources. Please also clarify how your chief strategic officer’s function differs from that of your CEO.

•	You state that your CEO is individually involved with all management bonus decisions. Please tell us the specific metrics used in determining each manager’s bonus. For example, please tell us whether the bonus for the President of Wise Recycling is based on the performance of only Wise Recycling or on the company as a whole. Please tell us what reports your CEO reviews to evaluate management’s performance for bonus compensation.

Please be advised that based on the information you have provided us thus far, it continues to appear as if Wise Alloys, Wise Recycling and Listerhill Total Maintenance each represent an operating segment that should be disclosed separately for the following reasons:

November 24, 2006

•	We expect companies to consider the total mix of information provided to the chief operating decision make (CODM) when determining the company’s operating segments, Thus, even if a CODM only regularly receives consolidated information in writing, we expect companies to also consider other financial information the CODM utilizes in evaluating performance and allocating resources, whether it be in oral or written form.

•	You state that your CEO makes all major capital decisions individually in excess of $100,000. It is unclear how your CEO can make capital allocation decisions by reviewing only consolidated information. It would appear that in deciding to allocate resources to only one project, instead of another, he would consider performance at a more disaggregated level.

•	You state that your CEO is involved with all management bonus decisions. You also state that management bonuses are awarded on an individual basis. These two statements suggest your CEO reviews information at a disaggregated level in order to establish tailored goals for each manager and then to evaluate annual performance.

•	Based on the amounts you have provided us, it appears that both Wise Alloys and Wise Recycling breach the 10% threshold provided on paragraph 18 of SFAS 131. It also appears that given the nature of the products of each division, as well as the historical operating margins, none of these divisions meet the economic similarity criteria in paragraph 17 of SFAS 131; consequently, it does not appear that any of these divisions should be aggregated under SFAS 131.

Response 3. In response to your comments on our operating segments, we would again like to supplementally disclose to the staff that on June 23, 2006 we announced a significant reorganization of our Company which included, among other things, a complete realignment of our senior level management and the formation of various committees. Most important to our review of our segments was the formation of our operating and finance committees. These committees are charged with the task of establishing our annual budget or plan, assessing operating results and performance to plan, assessing management performance and incentive awards as well as allocation of Company resources. Once these committees were formed, these committees then determined the financial information that would be required for them to carry out the tasks with which they had been charged. Upon doing this, we then began an internal review of who or whom constituted our chief operating decision maker (CODM) in light of our dramatic management realignment. Based on this review we have recently concluded our CODM is now our operating and finance committees, and to this end our newly formed Chief Strategic Officer (CSO) who resides as a member of both committees. We therefore believe that our CEO in on longer our CODM as we had concluded it had been up through our year end December 31, 2005. Our operating and finance committees consist of our CSO, CFO, Vice President of Finance, Treasurer, Plant Manager of Wise Alloys, President of Wise Recycling and other senior management.

Because of the change in our CODM, we have concluded subsequent to our management realignment that we do in fact have more than one segment. The segments exceeding the 10% threshold pursuant to SFAS 131 are our alloys and recycling businesses. We are currently

November 24, 2006

generating comparative quarterly financial data in a consistent format for both segments that coincides with the financial information that our operating and finance committees have recently begun using to manage our operations. Therefore, we are respectfully requesting that the Staff allow us to begin disclosure of our new segments commencing with our 2006 Annual Report on Form 10K to be filed in early 2007. In addition to providing the required annual segment data in our audited financial statements, we will additionally provide in our unaudited quarterly data footnote each of our quarters segment data for the 2006 quarters since we will have accumulated that data in preparation of providing quarterly comparative segment data in calendar year 2007. We currently have not finalized the formation of the operating and financial committee’s reporting package that will be used.

As we previously disclosed, we have a capital management team that meets regularly to discuss and capital requirement for the Company to allocate capital resources among these projects. The participants of this team are comprised primarily of the members within our newly formed operating and finance committees.

Our Chief Strategic Officer (CSO) position was recently established as part of our corporate management reorganization. The CSO works cooperatively with and reports directly to our CEO and is responsible for setting and implementing our corporate strategic direction. This direction is established at the CEO and CSO level and through the CSO’s participation in the operating and finance committees, this strategic direction is implemented company wide and throughout the segments of the Company, hereafter defined as our recycling and alloys businesses.

Comment 4.	If you concluded that your prior filings should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion. We remind you that when you file your restated Form 10-K you should appropriately address the following:

•	an explanatory paragraph in the reissued audit opinion,

•	full compliance with SFAS 154, paragraphs 25 and 26,

•	fully update all affected portions of the document, including MD&A,

•	updated Item 9A. disclosures should include the following:

•	a discussion of the restatement and the facts and circumstances surrounding it,

•	how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,

•	changes to internal controls over financial reporting, and

•	anticipated changes to disclosure controls and procedures to prevent future misstatements of a similar nature.

Refer to Items 307 and 308(v) of Regulation S-K

•	updated certifications.

November 24, 2006

Response 4. The Company notes the staff’s comments and refers to the responses set forth above. We also note on November 14, 2006 we filed a form 10-K/A which included corrected certification as the staff requested.

In connection with our response to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure of the filing;

•	that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenneth Stastny at (410) 636-6500 to schedule a conference call or discuss any questions regarding this letter.

Very truly yours,

/s/ Kenneth Stastny
Kenneth Stastny